SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 AUG 25 7:21



SUPPL

August 14, 2003 L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-8362

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date August 14, 2003 and entitled "Synex International Closes Private Placement" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

dlw 8/27

82- 8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

August 14, 2003

SYNEX INTERNATIONAL CLOSES PRIVATE PLACEMENT

Synex International Inc. has closed a private placement in the amount of $857,498, which will result in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance. There are no agency fees payable. The private placement is subject to final approval by the Toronto Stock Exchange ("TSX"). The TSX has accepted notice of the private placement subject to certain closing conditions occurring before September 4, 2003.

The use of funds is mainly for Synex International to provide funds to its wholly-owned subsidiary, Synex Energy Resources Ltd., to advance electrical energy developments and for general corporate purposes.

Synex International Inc. is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.



Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/